Private & Confidential

August 1, 2005

Michael S. Weiss
Keryx Biopharmaceuticals, Inc.
750 Lexington Avenue
26th Floor
New York, NY 10022
USA

Dear Mr. Weiss

This letter records the terms on which you are invited to serve as a non-Executive director of XTL Biopharmaceuticals Ltd (the "Company", “XTLbio”).

1.  Chairman's Duties

As the Chairman of the Board of Directors of the Company, Michael S. Weiss (“Weiss”) shall be responsible for the overall management, direction and leadership of the Board of Directors of the Company. The Chief Executive Officer of the Company shall report directly to Weiss as Chairman of the Board of Directors. The description of responsibilities set forth herein shall serve as a general statement of the duties, responsibilities and authority of Weiss. Additional duties, responsibilities and authority consistent with that of a Chairman may be assigned to Weiss by the Board of Directors of the Company from time to time in its reasonable discretion.

2.  Term

Weiss's appointment as the Chairman of the Board of Directors of the Company shall commence from the date of the resolution of the Board of Directors appointing him as a Chairman of the Company. The terms and conditions contained in the Agreement and Weiss’s engagement shall commence upon the date the Agreement is approved by the shareholders of the Company (the "Effective Date") and shall continue until terminated as provided (the "Term").

3.  Compensation

(a) As compensation for the performance of his duties on behalf of XTLbio, Weiss shall be compensated as follows:

(i) Annual Fee. Weiss shall receive a fee at the annualised rate of one hundred and fifty thousand dollars (US$150,000), less applicable state and federal withholdings, (as may be adjusted from time to time in accordance with the Agreement, the "Chairman’s Fee"), payable quarterly in arrears. Weiss shall be entitled to annual increases in the Chairman's Fee, the amount of which shall be within the sole discretion of the Company's Board of Directors, but each such increase will require the approval of the shareholders of the Company.

(ii) Stock Options. The Company will grant Weiss options (the "Options") to purchase a total of 9,250,000 ordinary shares of New Israeli Shekels 0.02 each (the "Ordinary Shares") of the Company (the "Grant") at an exercise price equal to $0.354(£0.20) (the "Exercise Price"), which options shall be exercisable for a period of five (5) years from the date of issuance (expected to be the Effective Date). Weiss's Options will be granted under the same terms and conditions as share options granted in accordance with the Company's Share Option Plan 2001 (the "Plan") and according to the terms of any share option agreement entered into by Weiss and the Company; provided, however, that if any provisions of the Agreement are inconsistent with the terms and conditions of the Plan and any such share option agreement, the terms of the Agreement shall control. In accordance with the Plan, should any change be made to the Ordinary Shares by reason of any stock split, stock dividend, extraordinary cash dividend, recapitalisation, combination of shares, exchange of shares or other change affecting the outstanding Ordinary Shares as a class without the Company's receipt of consideration, appropriate adjustments shall be made to the total number and/or class of securities subject to such options, and the Exercise Price in order to reflect such change and thereby preclude a dilution or enlargement under such options.

The Grant shall vest as follows:

(A) 1/3 of the options shall vest and be exercisable upon the Company achieving a total market capitalization on a fully diluted basis of more than US$150 million, as determined utilizing the Market Capitalization Formula (defined below);

(B) 1/3 of the options shall vest and be exercisable upon the Company achieving a total market capitalization on a fully diluted basis of more than US$250 million, as determined utilizing the Market Capitalization Formula; and

(C) 1/3 of the options shall vest and be exercisable upon the Company achieving a total market capitalization on a fully diluted basis of more than US$350 million, as determined utilizing the Market Capitalization Formula;

Provided that at each such vesting Weiss is still a member of the Board of Directors of the Company, the “Market Capitalization Formula” shall be calculated as follows:

(A)  the amount obtained as the product of

(1) the fully diluted Ordinary Shares (including shares attributable to all options, warrants, other purchase rights and convertible securities, which are in the money and including shares held by affiliates (collectively "market capitalization shares")), multiplied by

(2) the quotient of:

(x) the three (3) consecutive trading day average of the closing price of the American Depository Shares ("ADS"), as reported by the Nasdaq Stock Market (or such other exchange as such shares are then listed or in the good-faith determination of the Board of Directors, if not then listed or quoted), divided by

(y) the number of Ordinary Shares then represented by each ADS; plus

(B)  long-term debt (as of any date); minus

(C)  Working Capital (as defined below); and minus

(D)  the aggregate exercise price of all options and warrants included in the market capitalization shares.

The term “Working Capital” shall mean as of any date, (1) the current assets plus investment securities or cash equivalents thereof or similar assets that have maturities in excess of 12 months, minus (2) current liabilities.

(iii) In the event of a Change of Control or a Reorganization Event, as those terms are defined in the Plan, or in the event that Weiss is terminated by the Company without Cause (as defined below) or terminates his engagement for Good Reason (as defined below) or dies or suffers a Disability (as defined below), the exercisability of any of the options described in this Section 3 that are unexercisable at the time of such event or termination shall accelerate (and, in the case of a Change of Control or a Reorganization Event, such acceleration shall occur at a time and in a manner which allows Weiss to participate in such event in respect of the shares subject to such options in the same manner as other shareholders). Additionally, the Board of Directors shall have the discretion to accelerate all or a portion of these options at any time. In addition, at the discretion of the Board of Directors, Weiss shall be entitled to special grants of subsequent stock options. Weiss shall be entitled to pay the exercise price of any or all of the options described in this Section 3 by each of the methods set forth in the Plans and shall be allowed to satisfy any withholding obligations incurred on the exercise of such options by electing to have option shares withheld upon such exercise. The Company shall use best efforts to cause all of the shares underlying such options to be fully registered and freely tradable, including for resale without any limitations or restrictions, provided, however, that while Weiss is an employee or director of the Company, Weiss agrees to abide by the trading restrictions that may be imposed upon him from time to time pursuant to any laws, statutes, rules or regulations to which the shares underlying the options may be subject from time to time.

(b) Expenses

The Company shall reimburse Weiss for all normal, usual and necessary expenses incurred by Weiss in furtherance of the business and affairs of the Company, including travel and entertainment, provided Weiss submits to the Company appropriate vouchers, receipts or other proof of Weiss's expenditures and otherwise in accordance with such expense reimbursement policy as may from time to time be adopted by the Board of Directors of the Company.

4.  Confidential Information

Weiss agrees to sign and comply with the Company's Proprietary Information and Inventions Agreement.

5.  Termination

(a) Either party may terminate Weiss's engagement and appointment with the Company without Cause (in the case of the Company) or for Good Reason (in the case of Weiss) (as such terms are defined herein) at any time upon thirty (30) days notice. The Board of Directors shall have the right, in its sole discretion, to require Weiss to continue as Chairman or as a Director working for the Company during the notice period. For purposes of the Agreement, Weiss shall have "Good Reason" upon the occurrence of: (i) a failure to elect or re-elect Weiss to the office of Chairman of the Board of Directors of the Company or other change by the Company of Weiss's function, duties or responsibilities such that Weiss is no longer the highest member of the Board of Directors, or any other materially adverse change in such functions, duties or responsibilities, without Weiss's written consent; (ii) a reduction of Weiss's Chairman’s Fee (as set forth in Section 3(a)(i)) by more than ten percent (10%), except where the Company has made similar reductions in the base salary of senior management throughout the Company; or (iii) the Company's breach of any material term of the Agreement; or (iv) a Change in Control or Reorganization Event. "Good Reason" shall not exist unless the Company has not cured the basis for Weiss's resignation within fifteen (15) days following Weiss's written notice to the Company specifying the basis of his resignation. For purposes of the Agreement, "Cause" shall mean: (i) material breach by Weiss of the confidentiality and ownership of inventions agreement; (ii) the wilful and continual failure or refusal by Weiss to perform his duties under the Agreement (other than by reason of death or Disability (as defined below), or other reasons beyond Weiss' control), provided such failure or refusal continues for a period of thirty (30) days after receipt of written notice thereof from the Board of Directors providing reasonable detail of such failure or refusal; (iii) any action by Weiss constituting wilful misconduct in respect of Weiss's obligation to the Company that results in material, economic damage to the Company; or (iv) conviction of a felony. Notwithstanding the foregoing, the following shall not constitute Cause for the termination of Weiss’s engagement or the modification or diminution of any of his authority hereunder: any personal or policy disagreement between the Company and Weiss, or Weiss and any member of the Board of Directors of the Company; or any action taken by Weiss in connection with his duties hereunder if Weiss acted in good faith and in a manner he reasonably believed to be in, and not opposed to, the best interest of the Company.

(b) If the Company terminates Weiss without Cause or Weiss terminates his engagement for Good Reason, the Board of Directors shall take the necessary steps so that (i) any outstanding, but unvested, options granted to Weiss in accordance with Section 3, above, shall vest upon the effective date of his termination; and (ii) the period during which Weiss shall be permitted to exercise such options shall be extended to the earlier of two (2) years from the effective date of his termination, and ten (10) years from the Effective Date.

(c) In the event of a Change of Control Event or a Reorganization Event, as those terms are defined in the Plans, Weiss shall be entitled to (i) the immediate acceleration of any outstanding, but unvested options granted to him in accordance with Section 3, above, and (ii) the extension of the period during which Weiss shall be permitted to exercise such options to the earlier of two (2) years from the effective date of his termination (if applicable) and ten (10) years from the Effective Date

(d) Should Weiss's engagement terminate by his death or disability, he or his estate, if applicable, shall be entitled to continue to receive his Chairman’s Fee for three (3) months (less applicable state and federal withholdings) following his last day of actual engagement by the Company. For purposes of the Agreement, "Disability" shall be deemed to have occurred if Weiss is unable, due to any physical or mental disease or condition, to perform his normal duties of engagement for 120 consecutive days or 180 days in any twelve-month period. In addition, the Board of Directors shall take the necessary steps so that (i) any outstanding, but unvested, options granted to him in accordance with Section 3, above, shall vest upon the effective date of his termination; and (ii) the period during which he shall be permitted to exercise such options shall be extended to the earlier of two (2) years from the effective date of his termination and ten (10) years from the Effective Date. Should Weiss's engagement terminate as a result of his death, the benefits granted herein, shall be granted instead to his lawful heir or heirs.

(e) Notwithstanding the foregoing, the Company and its shareholders may terminate Weiss’s engagement immediately and without prior notice for Cause.

(f) In the event that Weiss's engagement has been terminated in accordance with Section 5(e), above, Weiss shall not be entitled to receive any of the severance benefits set forth in this Section 5, but he shall be entitled to any unpaid Chairman’s Fees, which have accrued through his date of termination.

6. Governing Law

This letter shall be governed by Israeli Law.

Yours sincerely,

for and on behalf of XTL Biopharmaceuticals Ltd

/s/ XTL Biopharmaceuticals Ltd

I agree to the above terms of my appointment.

Dated: August 1, 2005

/s/ Michael S. Weiss
Michael S. Weiss